EXHIBIT  1

HUBEI PHARMACEUTICAL GROUP ANNOUNCES PROGRESS ON GMP CERTIFICATION OF SECOND PRODUCTION FACILITY

NEW YORK--(BUSINESS WIRE)--April 6, 2004--Hubei Pharmaceutical Group (OTCBB:HBEI), (Frankfurt:HUQ) announces that its Hubei Pharmaceutical Company joint venture in Xiangfan City, Hubei Province, China is on schedule to complete GMP certification of its second production facility.

Certification of the first facility, used to produce pharmaceuticals in injectable form, was completed in 2003. The second facility produces pharmaceuticals in tablet, capsule, powder syrup and other forms. Construction of the contraceptive line has been completed, the generics line is about half complete and equipment installation is expected to get underway by mid-month.

GMP refers to the Good Manufacturing Practice regulations promulgated by the State Food and Drug Administration. These regulations, which have the force of law, require that manufacturers take a quality approach to manufacturing and proactive steps to ensure that their products are safe, pure, and effective. Failure to comply with GMP regulations can result in license revocation and closure of manufacturing facilities.

Mr. Gui Hou Ying, Chairman of Hubei Pharmaceutical Company, commented that, "This is an important step forwarding in modernization and building a strong future for our organization. It will allow us to ramp up production to meet demand for our products and will afford us additional margin in many product groups. Experience gained during modernization and certification of the injection plant last year allows us to confidently project completion of this plant in the second quarter to take advantage of strong seasonal sales in the third and fourth quarters."

Hubei Pharmaceutical Group is listed on the Frankfurt Stock Exchange under the trading symbol HUQ and in the United States on the OTCBB under HBEI. It is involved in the acquisition and consolidation of pharmaceutical production and distribution facilities in China. Its first acquisition became revenue producing in March following the transfer of revenues from the dosage division previously operated by its minority partner for over 35 years.

Legal Notice: This press release may contain forward-looking statements, particularly as related to the business plans of the company, that are within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934 subject to the safe harbour created by these sections. Actual results may differ materially from the company's expectations and estimates.

Contacts:

Hubei Pharmaceutical Group
Howard Milne, 604-881-2899 ext 220
Fax:  604-881-2892
Howard@HBPharmaGroup.com
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